# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Banzai International, Inc., CIK 0001826011
CUSIP: 06682J308
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 435 ERICKSEN AVE NE, SUITE 250, BAINBRIDGE ISLAND, Washington (WA), 98110
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001911119

## Reporting persons
- CP BF Lending, LLC: type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 2,682,074; shared voting power 0; sole dispositive power 2,682,074; shared dispositive power 0; aggregate amount beneficially owned 2,682,074 (18.7% of the class)

## Item 1. Issuer
Name of issuer: Banzai International, Inc.
Address of issuer's principal executive offices: 435 ERICKSEN AVE NE, SUITE 250, BAINBRIDGE ISLAND, WASHINGTON, 98110.

## Item 2. Person Filing
Name of person filing: This statement is filed by CP BF Lending, LLC. CP BF Lending, LLC is the record and direct beneficial owner of the securities covered by this statement.
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:
1910 Fairview Ave. E., Suite 300, Seattle, WA 98102
Citizenship: See Item 4 on the cover page(s) hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 2,682,074 shares of Class A Common Stock, which represents (i) 2,682,070 shares of the Issuer's Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), issuable upon conversion of convertible notes held of record by CP BF Lending, LLC (the "Convertible Notes") and (ii) 4 shares of Class A Common Stock. The Convertible Notes may be converted into shares of Class A Common Stock, maturing on February 19, 2027. The original conversion price was $3.89 per share of Class A Common Stock. However, on October 10, 2025, the Issuer and the Reporting Person agreed to amend the convertible note to, among other things, reduce the conversion price to a price equal to 95% of the price of the Class A common stock on the trading day immediately preceding delivery of any conversion notice, subject to a floor price of $2.50. The number of shares issuable upon conversion of the Convertible Notes does not give effect to any accrued and unpaid interest that is payable by adding such interest to the outstanding amount owing under the Convertible Notes at the next semi-annual interest payment date.
Percent of class: The Reporting Person may be deemed to own 18.7 % of the Class A Common Stock of the Issuer. Percentage ownership calculation is based on 11,687,192 shares of Class A Common Stock outstanding as of January 14, 2026, as reported in the Issuer's Prospectus filed on January 16, 2026, plus 2,682,070 shares of Class A Common Stock issuable to CP BF Lending, LLC upon conversion of all of the Convertible Notes directly owned by CP BF Lending, LLC (without giving effect to any accrued and unpaid interest that is payable by adding such interest to the outstanding amount owing under the Convertible Notes at the next semi-annual interest payment date).
Sole power to vote or to direct the vote: 2,682,074 shares of Class A Common Stock
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,682,074 shares of Class A Common Stock
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- CP BF Lending, LLC: /s/ Alan Spragins, Alan Spragins, Authorized Signatory (02/17/2026)